Exhibit 99.1

ICON Reports 14% Increase in EPS, and Raises Earnings Guidance for 2009

Highlights – Third Quarter Fiscal 2009

* Net revenue of $220 million.

* Income from operations increased by 12%, to $30.4 million.

* Operating margins expanded from 12% to 13.8%.

* EPS increased by 14% to 40 cents.

* Gross new business wins of $296 million in the quarter and net wins of $186 million.

* Strong cashflows with net cash now at $145 million.

* EPS Guidance for 2009 raised to $1.48 - $1.52, excluding previously booked one time net charge.

DUBLIN--(BUSINESS WIRE)--October 21, 2009--ICON (NASDAQ:ICLR)(ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for its third quarter ended September 30, 2009.

Net revenues for the quarter were $220.3 million, representing a 2.3% decrease over net revenues of $225.5 million for the comparative quarter last year. On a constant organic dollar basis revenues were similar to prior year. Year-to-date, net revenues were $660.2 million, representing a 2.3% increase over the same period last year.

Income from operations increased by 12% to $30.4 million, compared to $27.1 million for the same quarter last year. Operating margin increased to 13.8% from 12%. Net income was $24 million, compared with $21.4 million last year an increase of 12%. EPS of 40 cents per share on a diluted basis represented an increase of 14% over 35 cents per share last year.

Year-to-date income from operations, before one time net charges, was $86.6 million, compared to $73.0 million last year representing an operating margin increase to 13.1% from 11.3%. Net income before one time net charges was $67.7 million or $1.13 per share, compared with $57.1 million or 93 cents per share last year representing an increase in EPS of 22%.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 39 days at September 30, 2009, compared to 69 days at December 31, 2008.

For the quarter ended September 30, 2009, cash provided by operating activities was $70 million and capital expenditure was $9.6 million. As a result, the company’s net cash amounted to $145 million at September 30, 2009, compared to net debt of $4.3 million at December 31, 2008.

Chairman Dr. John Climax commented “I am very pleased with ICON’s performance for the first nine months of 2009. Our growth in margins, operating income and earnings was very encouraging. Year to date earnings per share were up 22% over the first nine months of 2008.”

“Despite the economic and industry headwinds,” said CEO Peter Gray “ICON has continued to improve margins, grow earnings and significantly improve cashflows enabling us to again raise earnings guidance for 2009. While higher than normal cancellations held back net business awards, the levels of business opportunity continue to be strong and we remain optimistic for the future”.

The company will hold its third quarter conference call today, October 21, 2009 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 68 locations in 38 countries and has approximately 7,000 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON plc

Consolidated Income Statements (Unaudited) (Before one time net charges)

Three and Nine Months ended September 30, 2009 and September 30, 2008
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Gross Revenue	317,179	313,637	936,686	914,082

Reimbursable expenses	96,818	88,126	276,493	268,927

Net Revenue	220,361	225,511	660,193	645,155

Costs and expenses
Direct costs	127,179	127,948	376,493	364,113
Selling, general and administrative	54,369	62,494	173,637	187,328
Depreciation and amortization	8,404	7,937	23,420	20,676

Total costs and expenses	189,952	198,379	573,550	572,117

Income from operations	30,409	27,132	86,643	73,038

Interest expense	(693)	(224)	(2,304)	(743)

Income before provision for income taxes	29,716	26,908	84,339	72,295

Provision for income taxes	5,765	5,355	16,687	14,493
Minority interest	-	173	-	707

Net income	23,951	21,380	67,652	57,095

Net income per ordinary share
Basic	$0.41	$0.37	$1.15	$0.98

Diluted	$0.40	$0.35	$1.13	$0.93

Weighted average number of ordinary shares
Basic	58,624,028	58,451,960	58,579,402	58,156,869

Diluted	59,953,574	61,847,265	59,781,092	61,357,893

ICON plc

Consolidated Income Statements (Unaudited) (US GAAP)

Three and Nine Months ended September 30, 2009 and September 30, 2008
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Gross Revenue	317,179	313,637	936,686	914,082

Reimbursable expenses	96,818	88,126	276,493	268,927

Net Revenue	220,361	225,511	660,193	645,155

Costs and expenses
Direct costs	127,179	127,948	376,493	364,113
Selling, general and administrative	54,369	62,494	173,637	187,328
Depreciation and amortization	8,404	7,937	23,420	20,676
One –time net charges	-	-	8,941	-
Total costs and expenses	189,952	198,379	582,491	572,117

Income from operations	30,409	27,132	77,702	73,038

Interest expense	(693)	(224)	(2,304)	(743)

Income before provision for income taxes	29,716	26,908	75,398	72,295

Provision for income taxes	5,765	5,355	11,973	14,493
Minority interest	-	173	-	707

Net income	23,951	21,380	63,425	57,095

Net income per ordinary share
Basic	$0.41	$0.37	$1.08	$0.98

Diluted	$0.40	$0.35	$1.06	$0.93

Weighted average number of ordinary shares
Basic	58,624,028	58,451,960	58,579,402	58,156,869

Diluted	59,953,574	61,847,265	59,781,092	61,357,893

ICON plc

Summary Balance Sheet Data

September 30, 2009 and December 31, 2008
(Dollars, in thousands)

		September 30,	December 31,
		2008	2008
		(Unaudited)	(Audited)
Cash and short-term investments		172,872	101,104
Debt		(28,270)	105,379
Net cash/(debt)		144,602	(4,275)

Accounts receivable		191,962	210,535
Unbilled revenue		118,398	141,727
Payments on account		(172,699)	(121,935)
Total		137,661	230,327

Working Capital		215,658	185,957

Total Assets		922,140	867,285

Shareholder's Equity		540,854	456,366

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Ciaran Murray CFO + 353 1 291 2000
	Brendan Brennan Corp FP&A + 353 1 291 2000
	all at ICON.
	http://www.iconplc.com

ICON/ICLR-F

CONTACT:
ICON
Investor Relations
1-888-381-7923
or
Ciaran Murray, Chief Financial Officer
+ 353 –1-291-2000
or
Brendan Brennan, Corporate FP&A
+ 353 –1-291-2000